Exhibit 99.1

Subject:	To announce the differences between the first quarter of 2016 financial statements under Taiwan-IFRSs and IFRSs

To which item it meets: Article 4.1.(47)

Statement:

1.	Date of occurrence of the event: 2016/5/11

2.	Cause of occurrence: To announce the differences between the first quarter of 2016 financial statements under International Financial Reporting Standards endorsed by the Financial Supervisory Commission of the ROC (“Taiwan-IFRSs’) and International Financial Reporting Standards as issued by the IASB (“IFRSs”)

3.	Contents of overseas financial report required to be adjusted due to inconsistency in the accounting principles applied in the two places for:

(1)	Under Taiwan-IFRSs, Chunghwa Telecom Co., Ltd. and its subsidiaries (or the “Company”) reported consolidated net income of NT$11,927,310 thousand, consolidated net income attributable to stockholders of the parent of NT$11,667,767 thousand, and basic earnings per share of NT$1.50 for the first quarter of 2016, respectively. The Company also reported total assets of NT$456,218,074 thousand, total liabilities of NT$69,226,111 thousand, and total equity of NT$386,991,963 thousand as of March 31, 2016.

(2)	Under IFRSs, the Company reported consolidated net income of NT$10,706 million, consolidated net income attributable to stockholders of the parent of NT$10,475 millionn, and basic earnings per share of NT$1.35 for the first quarter of 2016, respectively. The Company also reported total assets of NT$455,961 million, total liabilities of NT$74,860 million, and total equity of NT$381,101 million as of March 31, 2016.

(3)	The differences between consolidated net income under Taiwan-IFRSs and that under IFRSs followed by the Company mainly come from the timing of the recognition of 10% income tax on unappropriated earnings. In addition, prior to incorporation, the Company was subject to the laws and regulations applicable to state-owned enterprises in Taiwan which differed from ROC GAAP as applicable to commercial companies. As such, revenue from providing fixed line connection service and selling prepaid phone cards was recognized at the time the service was performed or the card was sold by the Company. Upon incorporation, net assets greater than the capital stock was credited as additional paid-in-capital and part of the additional paid-in-capital was from the unearned revenues generated from connection fees and prepaid cards as of that day. Under IFRSs, revenue from connection fees and prepaid cards was deferred at the time of the service performed or sale and recognized as revenue over time as the service is continuously performed or as consumed. This reclassification from additional paid-in capital to unappropriated earnings did not affect total equity.

4.	Any other matters that need to be specified: Chunghwa Telecom’s earnings distribution and stockholders’ equity are in accordance with Taiwan-IFRSs.